Exhibit 99.3

6 December 2004

Directors’ Interests

The following directors of the Company today acquired ordinary shares in Mitchells & Butlers plc as shown below:

Director	Shares Purchased	Price Per Share		Balance of Shares Held

R M Carr	10,000	318.00	p	11,067
J W D Hall	2,500	318.7566	p	2,500

M J N Bridge
Deputy Secretary
0121 498 4526